                                     FORM 6-K

                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                         REPORT OF FOREIGN PRIVATE ISSUER

                         PURSUANT TO RULE 13a-16 OR 15d-16

                      OF THE SECURITIES EXCHANGE ACT OF 1934

                            For the Month of July 2000

                            PARADIGM GEOPHYSICAL LTD.
                            --------------------------
                  (Translation of Registrant's Name into English)

    Shenkar Street 9, Gav Yam Center No.3, P.O.B. 2061 Herzlia B, Israel 46120
    --------------------------------------------------------------------------
                     (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F....X.... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes........ No....X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

      Attached to the Registrant's Form 6-K for the month of July 2000 and incorporated by reference herein is the Registrant's news release dated July 20, 2000.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          PARADIGM GEOPHYSICAL LTD.
                                          (Registrant)



                                          By:   /s/   Jonathan Keller
                                                Jonathan Keller
                                                Company Secretary

Dated:  20 July, 2000

[PARADIGM GEOPHYSICAL LOGO]

      FOR IMMEDIATE RELEASE

                  PARADIGM GEOPHYSICAL REPORTS SECOND QUARTER AND
                                 FIRST HALF RESULTS

HERZLIA, ISRAEL - JULY 19, 2000 - Paradigm Geophysical Ltd. (NASDAQ: PGEO), the leading provider of geoscience software and service solutions to the oil and gas industry, today reported earnings for the second quarter and six months ended June 30, 2000.

HIGHLIGHTS:

- EPS were $0.02 for the second quarter of 2000, unchanged from the first quarter 2000 and up 100% from the second quarter 1999. Before goodwill charges EPS were $0.03. EPS for the first half 2000 were $0.04 and $0.06 before goodwill.

- EBITDA was $2.4 million or $0.17 per share for the quarter and $4.8 million or $0.36 per share, year-to-date.

- TOTAL REVENUES GREW to $14.1 million for the second quarter, up 4% from last year, and steady with the first quarter.

- TOTAL REVENUES net of one-time turnkey and occasional hardware sales grew 25% over the same quarter 1999 and 2% from the first quarter this year.

- SERVICES REVENUES GREW 66% compared to same quarter last year, and 8% over the first quarter this year.

- BALANCE SHEET IS HEALTHY. At June 30, 2000, total long-term debt was 16% of shareholders' equity, while current assets were 139% of current and long-term liabilities (i.e. excluding shareholders' equity).

SUMMARY OF KEY RESULTS AND COMPARISONS

---------------------------------------------------------
                                      2ND QUARTER
                        ---------------------------------
                         2000  1999   % change  Q1 2000
---------------------------------------------------------
(US$ per share fully diluted)
EPS                      $0.02  $0.01   100%       $0.02
EPS before Goodwill      $0.03  $0.02    50%       $0.03
EBITDA/share             $0.18  $0.13    71%       $0.18

(US$ mil.)
Revenues                 $14.1  $13.5    4%        $14.1
Net revenues (*)         $13.4  $10.7    25%       $13.1
Operating Income/(Loss)   $0.4   $0.2    94%        $0.4
EBITDA                    $2.4   $1.6    51%        $2.5
Net Income/(Loss)         $0.3   $0.1   118%        $0.3
---------------------------------------------------------

(*) net of hardware and turnkey

MANAGEMENT COMMENTS:
Eldad Weiss, Chairman and CEO of Paradigm Geophysical Ltd., commented: "While we are seeing recovery in capital expenditures in the oil and gas industry the turnaround has not fully met our timing expectations or for that matter those of the industry. We are pleased that we have held revenues steady over the first quarter, with growth over the same quarter last year. We are capturing the turnaround in the continuing growth of our services revenues and backlog. We are encouraged by the improved performance of our U.S. sales this quarter and our continued good performance in international markets. We continue to generate cash each quarter and to maintain a healthy balance sheet."

DETAILED RESULTS AND COMPARISONS

------------------------------------------------------------------------
                           2ND QUARTER
                        ----------------------           % change Q2 '00
     (US$ mil.)         2000   1999  % change   Q1 2000     vs Q1 '00
------------------------------------------------------------------------
Product Revenues        $9.9   $11.0   -10%     $10.2        -3%
Products net (*)        $9.2    $8.2    13%      $9.2         0%
Service Revenues        $4.2    $2.5    66%      $3.9         8%
Operating Expenses     $13.7   $13.1    4%      $13.7         0%
------------------------------------------------------------------------

(*) net of hardware and turnkey project


PRODUCT REVENUES: Product revenues represent a 13% increase for net revenues this quarter (i.e. excluding occasional hardware and the on-time turnkey project) compared to the same quarter last year, illustrating steady recovery of capital expenditures. The slight decline in net revenue of $20,000, from the first quarter of this year, reflects the impact of beginning year seasonal expenditures.

SERVICES REVENUES: Service revenues continue to reflect the increasing use of outsourcing by the industry to compensate for the lack of skilled human resources in oil and gas operating companies. The continued growth in service demand is a signal of the resurgence of exploration activity.

OPERATING EXPENSES: Operating expenses were maintained at first quarter 2000 expense levels. This reflects management's decision to compensate for growth in international operations and the related expenses with operation cost savings in other areas.

EBITDA: The Company continues to generate positive quarterly EBITDA (before non-recurring expenses), of $2.4 million this quarter, the same level as the first quarter of this year.

BALANCE SHEET: The balance sheet is leveraged at 16% while current assets exceed all current and long-term liabilities by 39%. This is an improvement over second quarter 1999, when current assets equaled all current and long-term liabilities.

NET WORKING CAPITAL: At $15.2 million net working capital has declined by $0.15 million compared to the same period in 1999 of $15.4 million.


ABOUT PARADIGM
Paradigm Geophysical Ltd. provides geoscience software and service solutions to the oil and gas industry. The Company has sales, customer support and service offices in Houston, London, Aberdeen, Bahrain, Calgary, Moscow, Caracas, Buenos Aires, Rio de Janeiro, Perth, Brisbane, Beijing, Jakarta and Singapore.

"Paradigm Geophysical(R)" is the registered trademark of Paradigm Geophysical
Ltd.

Recent press announcements are available on Paradigm's web site:
www.paradigmgeo.com.

Safe Harbor statement: This news release may contain certain forward-looking statements relating to the Company's expectations for its future performance. Such statements are subject to certain factors which may cause the Company's plans to differ or results to vary from those expected including the risks associated with the future capital expenditures by oil and gas companies, international oil prices, the impact of competitive products and pricing, increased investment to support product introductions, market acceptance of products, product transitions by the Company and its competitors, currency fluctuations, changes in product sales mix, and a variety of risks described in the Company's Form 20-F filing with the U.S. Securities and Exchange Commission on June 26, 2000. Paradigm undertakes no obligation to publicize or release results of any of these forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected results.


For further information please contact:
PARADIGM GEOPHYSICAL LTD.
ARITA MATTSOFF
Investor Relations Officer
Paradigm Geophysical Ltd.
Phone: +972-(0)9-970-9634
Fax: +972-(0)9-970-9319
Email: aritam@paradigmgeo.com

THE RUTH GROUP - USA
DENISE ROCHE
Phone: +1-917-639-4109
Fax: +1-917-639-4113
Email: droche@theruthgroup.com

CUBITT CONSULTING - EUROPE
NOGA VILLALON/SERRA KONURALP
Phone: +44-20-7367-5100
Fax: +44-20-7367-5150
Email: noga.villalon@cubitt.com

MORGEN WALKE ISRAEL
MAYA HULI-LUSTIG
Phone: +972-3-561-1877
Fax: +972-3-561-1875
Email: maya_h@koteret-pr.co.il

PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS



                                                          DECEMBER 31,     JUNE 30,
                                                              1999           2000
                                                          -------------  -------------
                                                            AUDITED       UNAUDITED
                                                          -------------  -------------
    ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                 $   5,457      $   4,514
Trade receivables (net of allowance for doubtful
accounts - $ 1,666 in 1999 and $ 1,772 in 2000)              21,612         15,389
Accrued income                                                9,012          9,719
Other receivables and prepaid expenses                        2,443          2,919
                                                          -------------  -------------

Total current assets                                         38,524         32,541
                                                          -------------  -------------

LONG-TERM TRADE RECEIVABLES                                      54            368
                                                          -------------  -------------

SEVERANCE PAY FUNDS                                             861            955
                                                          -------------  -------------

FIXED ASSETS                                                 12,007         11,885
                                                          -------------  -------------

OTHER ASSETS:
Acquired developed technology                                 9,805          8,912
Other assets, net                                             4,914          4,476
                                                          -------------  -------------

                                                             14,719         13,388
                                                          -------------  -------------

                                                           $ 66,165      $  59,137
                                                          =============  =============

PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                          DECEMBER 31,     JUNE 30,
                                                              1999           2000
                                                          -------------  -------------
                                                            AUDITED       UNAUDITED
                                                          -------------  -------------
    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank debt                                      $   2,000          $   -
Current maturities of long-term bank loans                    2,639          3,111
Current maturities of capital lease obligations                 434            548
Trade payables                                                2,774          1,720
Other payables and accrued expenses                           8,792          6,818
Deferred revenues                                             6,539          5,113
                                                          -------------  -------------

Total current liabilities                                    23,178         17,310
                                                          -------------  -------------

LONG TERM LIABILITIES:
Long-term bank loans                                          3,923          2,833
Capital lease obligations                                       742            428
Other lease obligations                                         759            660
Accrued severance pay                                         1,650          1,800
Deferred tax liability                                          445            357
                                                          -------------  -------------

Total long-term liabilities                                   7,519          6,078
                                                          -------------  -------------

SHAREHOLDERS' EQUITY:
Ordinary shares:
   Authorized - 20,000,000 shares of NIS 0.5 par
    value at December 31, 1999 and at June 30, 2000
   Issued and outstanding - 13,026,336 shares at
    December 31, 1999 and 13,191,904 shares at
    June 30, 2000                                             2,064          2,087
Additional paid-in capital                                   51,903         52,065
Accumulated other comprehensive loss                         (1,166)        (1,598)
Accumulated deficit                                         (17,333)       (16,805)
                                                          -------------  -------------

Total shareholders' equity                                   35,468         35,749
                                                          -------------  -------------

                                                           $ 66,165       $ 59,137
                                                          =============  =============

                   PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

                                YEAR ENDED     THREE MONTHS ENDED       SIX MONTHS ENDED
                                DECEMBER 31,        JUNE 30,                JUNE 30,
                                ------------  ----------------------  ---------------------
                                   1999         1999        2000        1999        2000
                                ------------  ----------  ----------  ---------   ---------
                                  AUDITED                      UNAUDITED
                                ------------  ---------------------------------------------
                    Revenues:
                     Products    $ 43,023     $ 10,990    $  9,853    $ 20,622   $ 20,063
                     Services      11,483        2,523     4,197         4,502     8,072
                                ------------  ----------  ----------  ---------   ---------
                                   54,506       13,513    14,050        25,124    28,135
                                ------------  ----------  ----------  ---------   ---------

          Operating expenses:
             Cost of products      12,418        4,447     2,247         8,344     4,999
             Cost of services       5,804        1,300     1,459         2,267     2,695
     Research and development       9,306        2,082     2,517         3,674     5,069
         Selling, general and      20,638        4,088     5,412         8,521    10,504
               administrative
                 Depreciation       3,865          684       816         1,545     1,710
                 Amortization       3,064          709     1,205         1,382     2,329
       Non recurring expenses       2,705            -         -         2,705         -
                                ------------  ----------  ----------  ---------   ---------
     Total operating expenses      57,800       13,310    13,656        28,438    27,306
                                ------------  ----------  ----------  ---------   ---------

      Operating income (loss)      (3,294)         203       394        (3,314)      829
      Financial expenses, net        (484)         (90)     (121)         (245)     (223)
                                ------------  ----------  ----------  ---------   ---------

  Income (loss) before income      (3,778)         113        273       (3,559)      606
                        taxes
                 Income taxes           -            -       (27)            -       (78)
                                ------------  ----------  ----------  ---------   ---------


            Net income (loss)    $ (3,778)    $    113    $   246     $ (3,559)   $  528
            -----------------   ============  ==========  ==========  =========   =========

Basic income (loss) per share    $  (0.31)    $   0.01    $  0.02       $(0.31)    $  0.04
                                ============  ==========  ==========  =========   =========
     Number of shares used in
computing basic income (loss)
                    per share      12,205       12,215     13,151       11,369    13,057
                                ============  ==========  ==========  =========   =========

Diluted income (loss) per share  $  (0.31)    $   0.01    $  0.02      $(0.31)     $ 0.04
                                ============  ==========  ==========  =========   =========
     Number of shares used in
computing diluted income (loss)
                      per share    12,205       12,533     13,421       11,369    13,388
                                ============  ==========  ==========  =========   =========

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

                                                  YEAR         SIX MONTHS
                                                 ENDED
                                              DECEMBER 31,       ENDED JUNE,30
                                                  1999          1999             2000
                                                 AUDITED      UNAUDITED
                                                              ---------
Cash flows from operating activities:
Net income (loss)                                (3,778)        (3,559)           528
Adjustments to reconcile net income
(loss) to net cash provided by (used in)
operating activities:
Depreciation and amortization                     6,929          3,345          4,040
Write-off of intangible assets                    1,595          1,595
Decrease (increase) in other assets                  84           (949)          (180)
Decrease (Increase) in trade receivables,
and accrued income                               (8,866)        (5,272)         5,202
Decrease (increase) in other
receivables and prepaid expenses                    (98)        (1,383)          (473)
Increase (decrease) in deferred tax
assets and
Liabilities, net                                    203            (57)           (88)
Increase (decrease) in deferred
revenues                                          1,004          3,277         (1,426)
Increase (decrease) in trade and
other payables and accrued expenses               1,795           2730         (3,028)
Increase in accrued severance pay,
net                                                 243            630             56
Payment of other lease obligations                 (200)                          (99)
Net cash provided by (used in) operating
activities                                       (1,089)           357          4,532

Cash flows from investing activities:
-------------------------------------
Purchase of fixed assets                         (5,847)        (3,363)        (2,210)
Purchase of developed technology                 (1,175)                         (200)
Investment in PTM, net of cash
acquired (2)                                     (8,379)        (8,379)
Net cash used in investing
activities                                      (15,401)       (11,742)        (2,410)

Cash flows from financing activities:
-------------------------------------
Amortization of debt issuance costs from
warrants issued Issuance of share
capital, exercise of warrants and
exercise of options                              12,973         13,026            185
Proceeds from long-term loans                     6,500          6,500
Proceeds from bridge loans
Repayment of long-term loans                       (427)          (246)          (618)
Short-term bank debt, net                           222         (1,768)        (2,000)
Payments on capital lease
obligations                                        (200)                         (200)
Net cash provided by financing
activities                                       19,068         17,512         (2,633)
Effect of exchange rate changes on cash
and cash equivalents                               (584)          (274)          (432)
Increase (decrease) in cash and cash
equivalents                                       1,994          5,853           (943)
Cash and cash equivalents at the
beginning of the year                             3,463          3,463          5,457
Cash and cash equivalents at the end of
the period                                        5,457          9,316          4,514

SEGMENT ANALYSIS
(US$ '000)

--------------------------------------------------------
                      Q2 2000  Q2 1999 Q1 2000  Q1 1999
--------------------------------------------------------
PRODUCTS
--------------------------------------------------------
Revenues               9,853   10,990   10,210   9,632
--------------------------------------------------------
Cost of Revenues       2,247    4,546   2,752    3,427
--------------------------------------------------------
Operating expenses(*)  3,282    3,022   2,757    2,666
--------------------------------------------------------

--------------------------------------------------------
Contribution           4,324    3,422   4,701    3,539
--------------------------------------------------------
% Contribution          44%      31%     46%      37%
--------------------------------------------------------
EBITDA                 5,387    4,286   5,622    4,326
--------------------------------------------------------
% EBITDA                55%      39%     55%      45%
--------------------------------------------------------
Segment Net Capital    2,544    1,717   2,386    1,617
--------------------------------------------------------

--------------------------------------------------------
SERVICES
--------------------------------------------------------

--------------------------------------------------------
Revenues                 4,197   2,523    3,875   1,979
--------------------------------------------------------
Cost of Revenues         1,459   1,201    1,236     967
--------------------------------------------------------
Operating expenses(*)    1,412     803    1,206     673
--------------------------------------------------------

--------------------------------------------------------
Contribution           1,326     519    1,433     339
--------------------------------------------------------
% Contribution          32%      21%     37%      17%
--------------------------------------------------------
EBITDA                 1,793     827    1,925     627
--------------------------------------------------------
% EBITDA                43%      33%     50%      32%
--------------------------------------------------------
Segment Net Capital    7,420    5,506     7,235   5,283
--------------------------------------------------------

(*) R&D and some Marketing, G&A, Depreciation and
Amortization expenses are not allocated to segments